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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☒	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Forman, Michael R. (Last) (First) (Middle)		Tecumseh Products Company (TECUA and TECUB)

	100 East Patterson St.	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			December 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Tecumseh, MI 49286 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Vice President and Director of Corporate Human Resources

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Dividend Equivalent Units (1)		one for one		3/29/2002				A		0.52

	Dividend Equivalent Units (1)		one for one		6/28/2002				A		0.53

	Dividend Equivalent Units (1)		one for one		12/20/02				A4		0.63

	Dividend Equivalent Units (2)		one for one		3/29/2002				A		0.52

	Dividend Equivalent Units (2)		one for one		6/28/2002				A		0.53

	Dividend Equivalent Units (2)		one for one		12/20/02				A4		0.63

	Dividend Equivalent Units (3)		one for one		3/29/2002				A		8.35

	Dividend Equivalent Units (3)		one for one		6/28/2002				A		8.44

	Dividend Equivalent Units (3)		one for one		12/20/02				A4		10.11

	Dividend Equivalent Units (4)		one for one		3/29/2002				A		1.56

	Dividend Equivalent Units (4)		one for one		6/28/2002				A		1.58

	Dividend Equivalent Units (4)		one for one		12/20/02				A4		1.89

	Dividend Equivalent Units (5)		one for one		3/29/2002				A		1.56

	Dividend Equivalent Units (5)		one for one		6/28/2002				A		1.58

	Dividend Equivalent Units (5)		one for one		12/20/02				A4		1.89

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	12/31/2005	12/31/2005		Class A Common Stock	0.52						D

	12/31/2005	12/31/2005		Class A Common Stock	0.53						D

	12/31/2005	12/31/2005		Class A Common Stock	0.63				4.64		D

	12/31/2003	12/31/2003		Class A Common Stock	0.52						D

	12/31/2003	12/31/2003		Class A Common Stock	0.53						D

	12/31/2003	12/31/2003		Class A Common Stock	0.63				4.64		D

	12/31/2004	12/31/2004		Class A Common Stock	8.35						D

	12/31/2004	12/31/2004		Class A Common Stock	8.44						D

	12/31/2004	12/31/2004		Class A Common Stock	10.11				116.77		D

	12/31/2003	12/31/2003		Class A Common Stock	1.56						D

	12/31/2003	12/31/2003		Class A Common Stock	1.58						D

	12/31/2003	12/31/2003		Class A Common Stock	1.89				27.53		D

	12/31/2002	12/31/2002		Class A Common Stock	1.56						D

	12/31/2002	12/31/2002		Class A Common Stock	1.58						D

	12/31/2002	12/31/2002		Class A Common Stock	1.89				33.15		D

Explanation of Responses:

(1) Additional Phantom Stock Units deemed acquired with the equivalent of dividends on Phantom Stock Units acquired during 2001 and payable 12/31/2005.

(2) Additional Phantom Stock Units deemed acquired with the equivalent of dividends on Phantom Stock Units acquired during 2001 and payable 12/31/2003.

(3) Additional Phantom Stock Units deemed acquired with the equivalent of dividends on Phantom Stock Units acquired during 2000 and payable 12/31/2004.

(4) Additional Phantom Stock Units deemed acquired with the equivalent of dividends on Phantom Stock Units acquired during 1999 and payable 12/31/2003.

(5) Additional Phantom Stock Units deemed acquired with the equivalent of dividends on Phantom Stock Units acquired during 1998 and payable 12/31/2002.

Michael R. Forman	February 11, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.